Exhibit 99.1

Yingli Green Energy Announces Proposed Follow-on Public Offering of 25 million American Depositary Shares

BAODING, China, April 24, 2014 – Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”) today announced that it intends to offer, subject to market and other conditions, 25 million American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, in an underwritten registered public offering. Yingli Green Energy intends to grant the underwriters an option to purchase up to 3.75 million additional ADSs to cover over-allotment.

Yingli Green Energy intends to use approximately 50% to 60% of the net proceeds from this offering for downstream expansion and use the remaining portion of the net proceeds for other general corporate purpose. The Company’s management will have significant discretion in the allocation of the net proceeds that the Company may receive from the offering. Depending on future events and other changes in the business climate, the Company may determine at a later time to use the net proceeds for different purposes.

Deutsche Bank Securities Inc. and Goldman Sachs (Asia) L.L.C. are acting as the joint bookrunners for the offering. HSBC Securities (USA) Inc. is acting as a co-manager for the offering.

The offering will be made under an effective registration statement on Form F-3 initially filed by Yingli Green Energy with the U.S. Securities and Exchange Commission on September 6, 2013, as amended. The offering of the ADSs will be made only by means of a preliminary prospectus supplement and the accompanying prospectus. This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Yingli Green Energy’s registration statement on Form F-3 and the preliminary prospectus supplement and the accompanying prospectus are available from the SEC website at: http://www.sec.gov.

Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained from Deutsche Bank Securities Inc. by calling toll-free at 1-800-503-4611 or contacting 60 Wall Street, New York, NY 10005-2836, attention: Prospectus Group, email: prospectus.CPDG@db.com, from Goldman Sachs & Co. by calling toll-free at 1-866-471-2526 or contacting 200 West Street, New York, NY 10282, attention: Prospectus Department, facsimile: 1-212-902-9316, email: prospectus-ny@ny.email.gs.com, or from HSBC Securities (USA) Inc. by calling toll-free at 1- 877-429-7459 or contacting 452 Fifth Avenue, New York, NY 10018, attention: Prospectus Department, email: ny.equity.syndicate@us.hsbc.com.

For further information about Yingli Green Energy, please contact:

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yinglisolar.com